SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

December 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  89703P107

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 0

(6)	SHARED VOTING POWER: 3,625,000

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 3,625,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,625,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.95%

(12)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

CUSIP NO.:  89703P107

(1)          NAME OF REPORTING PERSON:  HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 0

(6)	SHARED VOTING POWER: 3,625,000

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 3,625,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,625,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.95%

(12)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

CUSIP NO.:  89703P107

(1)          NAME OF REPORTING PERSON:  Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 0

(6)	SHARED VOTING POWER: 3,625,000

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 3,625,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,625,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.95%

(12)	TYPE OF REPORTING PERSON: IN

Item 1.            (a)   Name of Issuer

tronc, Inc. (the “Issuer”)

(b)   Address of principal executive offices

435 North Michigan Avenue
Chicago, Illinois 60611

Item 2.            (a)   Name of Person Filing

This statement is filed by:

(i)          HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”);

(ii)         HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”); and

(iii)        Parag Vora, an individual (“Mr. Vora”).

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 1 hereto.

(b)   Address of principal executive offices

The business office address of the Fund is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands, and the business office address of the Investment Manager and Mr. Vora is 330 Madison Avenue, 23rd Floor, New York, NY 10017.

(c)   Citizenship

The Fund is a Cayman Islands exempted company, the Investment Manager is a Delaware limited liability company, and Mr. Vora is a United States citizen.

(d)   Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e)   CUSIP Number

89703P107

Item 3.           Not applicable.

Item 4.           Ownership.

A.   HG Vora Special Opportunities Master Fund, Ltd.

(a)   Amount beneficially owned:

As of December 21, 2016, directly owned:  3,625,000 shares of Common Stock.

(b)   Percent of class:

9.95%.  The percentages used herein and in the balance of this Item 4 are rounded to the nearest tenth and based on 36,428,232  shares of the Issuer’s Common Stock outstanding as of October 28, 2016, according to the Issuer’s Form 10-Q filed on November 2, 2016.

(c)   Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  3,625,000

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  3,625,000

B.    HG Vora Capital Management, LLC

(a)   Amount beneficially owned:

As of December 21, 2016, may be deemed to have beneficially owned:  3,625,000 shares of Common Stock.

(b)   Percent of class:

9.95%.

(c)   Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  3,625,000

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  3,625,000

C.    Parag Vora

(a)   Amount beneficially owned:

As of December 21, 2016, may be deemed to have beneficially owned:  3,625,000 shares of Common Stock.

(b)   Percent of class:

9.95%.

(c)   Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  3,625,000

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)       Shared power to dispose or to direct the disposition of:  3,625,000

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2016

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora

Exhibit 1

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of tronc, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora